Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

TRANZYME, INC.

PURSUANT TO SECTION 242 OF THE

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

Tranzyme, Inc., a Delaware corporation (the “Corporation”), hereby certifies as follows:

The Board of Directors of the Corporation (the “Board”), pursuant to Section 242 of the Delaware General Corporations Law (“DGCL”), has duly adopted a resolution setting forth the following proposed amendment (the “Amendment”) to the Corporation’s certificate of incorporation as currently in effect (the “Certificate of Incorporation”) and declaring such amendment advisable, and the stockholders of the Corporation have duly approved and adopted the Amendment at a special meeting of stockholders called and held upon notice in accordance with Section 222 and Section 242 of the DGCL.

In order to effect such proposed amendment, on the date of filing of this Certificate of Amendment of the Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), each twelve (12) (the “Conversion Number”) shares of the Corporation’s common stock, par value $0.00001 (the “Common Stock”) (including treasury shares) issued and outstanding as of the Effective Time shall be reclassified and combined into one validly issued, fully paid and non-assessable share of Common Stock, automatically and without any action by the holder thereof (the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.00001 per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. In lieu of any fractional shares to which a stockholder would otherwise be entitled (after taking into account all fractional shares of Common Stock otherwise issuable to such holder), the Corporation shall, upon surrender of such holder’s certificate(s) representing such fractional shares of Common Stock, pay cash in an amount equal to such fractional shares of Common Stock multiplied by the then fair value of the Common Stock as determined by the Board of Directors.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate have been reclassified and combined (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time); provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of the Corporation on this 15th day of July, 2013.

TRANZYME, INC.

By:	/s/ Vipin K. Garg
Vipin K. Garg, PhD
President and Chief Executive Officer